SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number _____________

NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K [_] Form 11-K [_] Form 20-F [x] Form 10-QSB [_] Form N-SAR

    For Period Ended: September 30, 2005

    [_] Transition Report on Form 10-K

    [_] Transition Report on Form 20-F

    [_] Transition Report on Form 11-K

    [_] Transition Report on Form 10-Q

    [_] Transition Report on Form N-SAR

    For the Transition Period Ended:

    Read attached instruction sheet before preparing form. Please print or type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full Name of Registrant: SMART-TEK SOLUTIONS INC.

433 Town Center, Suite 316
Address of Principal Executive Office (Street and Number)

Corte Madera, California, 94925
City, State and Zip Code

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]  (a) The reasons described in reasonable detail in Part III of This form could not be eliminated without unreasonable effort or expense

[X]  (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

The Registrant hereby represents that it is unable to file its Quarterly Report on Form 10-QSB for the period ended September 30, 2005, because the Registrant’s management was unable to complete the review of its consolidated financial statements by November 14, 2005. The delay could not be cured without unreasonable effort or expense. The Registrant further represents that the Form 10-QSB will be filed no later than the 5th day following the date on which the Form 10-QSB was due.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Donald Gee, President and Chief Executive Officer
SMART-TEK SOLUTIONS INC.
433 Town Center Suite 316
Corte Madera, California, 94925
Telephone: (415)738.8887

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[x] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[_] Yes [x] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SMART-TEK SOLUTIONS INC. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date November 15, 2005      By /s/ Denis Gallant
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                            Denis Gallant
                            Chief Financial Officer